UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-34837

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,
Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6’-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(6)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l01(b)(7): ____

Note: Regulation S-T Rule 101(6)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public’ under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Luokung Technology Corp.

Luokung Technology Corp. Reports

The First Six Months of Fiscal Year 2020 Unaudited Financial Results

Luokung Technology Corp. (Nasdaq: LKCO) (“Luokung”, “we” or the “Company”), today announced the financial results for the six months ended June 30, 2020. The financial statements and other financial information included in this Form 6-K are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Financial Highlights for the Six Months Ended June 30, 2020:

Revenues for the six months ended June 30, 2020 increased 27.7% to $7.32 million from $5.73 million for the six months ended June 30, 2019;

Net loss of $18.90 million for the six months ended June 30, 2020 as compared to net loss of $10.57 million for the six months ended June 30, 2019.

Basic and diluted loss per share was $0.09 for the six months ended June 30, 2020 compared to basic and diluted loss per share of $0.05 for the six months ended June 30, 2019. Weighted average shares outstanding for the six months ended June 30, 2020 and 2019 were 211,365,515 and 200,223,114, respectively.

“For the first half of the fiscal year, our revenue increased to $7.32 million, or by 27.7%, from $5.73 million in comparison to the same period of the year 2019. Most of our revenue derived from Luokung location-based services (“LBS”) Data Marketing Platform(“LLDMP”), that combines our LBS strength with existing advertising tools. The increase was less than the revenue we expected due to the lock down as a result of Covid-19, the demand for LBS has decreased compared to the demand prior to the pandemic. In addition, the implementation of smart projects also has been delayed,” said Mr. Song Xuesong, Chief Executive Officer, “However, China’s National New Infrastructure Initiative provides opportunity for growth, for our business to participate in this next phase of China’s development with investment opportunities blossomed in key segments like Internet of Things (“IoT”), Neighborhood Electric Vehicles (“NEVs”), and artificial intelligence. Our Luokung Digital Base with SuperEngine Indexing technology, integrated with HD Map, Remote Sensing Imaginary, Beidou and GPS high precision positioning, IoT sensors, extensible to support spatial temporal related scenarios, is ideally positioned and built as big data infrastructure to support real time data processing and complex queries across different data sources. It enables broader adoption of HD Map in highway management and smart transportation project with Beijing Sinotrans Transportation Co., Ltd. Project like Smart Campus also has been already started in the second half of fiscal year.”

Recent Developments

Securities Purchase Agreement Financing

As previously disclosed by Luokung on December 3, 2019 in a Form 6-k filed with the Securities and Exchange Commission, the Company entered into a Securities Purchase Agreement, dated November 13, 2019 (the “Purchase Agreement”) with Acuitas Capital, LLC (the “Purchaser”) and a Warrant (the “Warrant”) to purchase the Company’s ordinary shares. Pursuant to the Purchase Agreement the Purchaser subscribed to purchase up to $100,000,000 of units (the “Units”) with up to a $10,000,000 subscription at each closing. Each Unit consists of one ordinary share and one warrant, and each whole warrant entitles the holder to purchase one ordinary share.

On July 16, 2020, the Company held the first closing pursuant to the Purchase Agreement and received $10,000,000. The Purchaser had previously received 7,763,975 ordinary shares on November 13, 2019 in consideration for such $10,000,000. The Purchaser also exercised the Warrant and received 15,897,663 ordinary shares upon the exercise of the Warrant.

As of the date of this 6-K submission, the Purchase Agreement has been terminated.

Preferred Stock Financing

As previously disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission on June 29, 2020, on June 17, 2020, the Company entered into a preferred stock subscription agreement (“Preferred Financing Agreement”) with Daci Haojin Foundation Limited (“Daci Haojin”) pursuant to which the Company would issue 15,000,000 preferred shares in exchange for $45,000,000. Pursuant to the Preferred Financing Agreement, the first closing was scheduled to occur in July 2020 in the amount of $13,500,000. Subsequent closings of $13,500,000 and $18,000,000 were scheduled to occur on August 31 and September 30, 2020, respectively. However, due to the impact of the travel restriction as a result of Covid-19 between Hong Kong and Mainland China, Daci Haojin has not fulfilled their US dollars subscription obligations under the Preferred Financing Agreement and no such closings have occurred. As of September 30, 2020, Daci Haojin has wired RMB 18.4 million (USD 2.8 million) to the Company and has represented to the Company that they are working to be able to comply with their contractual obligations to fund the $45,000,000 to the Company. The Company cannot give any assurances as to whether it will receive any monies from Daci Haojin pursuant to the Preferred Financing Agreement.

Resignation and Appointment of Directors

Effective July 30, 2020, Mr. Kegang Peng resigned from the Company’s board of directors.

Effective November 13, 2020, Mr. Dennis Galgano resigned from the Company’s board of directors.

Effective July 31, 2020, Mr. Dongpu Zhang, the Company’s President, has been appointed to the Company’s board of directors.

Mr. Dongpu Zhang was appointed as the President of the Company effective on August 25, 2018. Mr. Dongpu Zhang has served as the General Manager of Superengine Graphics Software Technology Development (Suzhou) Co., Ltd. (“Superengine Suzhou”) and the Chief Executive Officer of Superengine Holding Limited since September 2016. From February, 2014 to August, 2016, Mr. Zhang served as vice president of Industrial Development Group under China Fortune Land Development Co., Ltd. From March, 2009 to February, 2014, Mr. Zhang served as the vice president of Aerospace Science and Technology Holding Group Co., Ltd. Mr. Zhang receive his Master Degree of Computer Science from Harbin Institute of Technology in 1994 and his Bachelor Degree of information system from Changsha Institute of technology in 1991.

Bid Second Notification

On December 28, 2020, the Company received a notification letter from the Listing Qualifications Staff of The Nasdaq Stock Market LLC indicating that the Company is eligible for an additional 180 calendar day period, or until June 22, 2021, to regain compliance with the minimum $1 bid price per share requirement.

Results of Operations - For the Six Months Ended June 30, 2020 Compared to the Six Months Ended June 30, 2019

Revenue

We derive our revenue from the provision of user acquisition services to our advertisers on the strength of the LBS services we offer; the customers pay us based on performance, as measured by CPI (Cost Per Install), CPM (Cost Per Mile), and CPC (Cost Per Click). The Company recognizes revenue over time because the customer receives and consumes the benefit of our advertising services throughout the contract period.

The Company generates revenues primarily in the form of sale of a software license and provision of technology solution services. License fees include perpetual license fees, term license fees and royalties. Technology services primarily consist of fees for providing technology solution services that enable customers to gain real-time operational intelligence by harnessing the value of their data.

Revenue for the sale of software licenses is recognized at the point in time when the control of the provided goods is provided to our customers.

Technology solution revenue is recognized over time, as the services are performed because the customer receives and consumes the benefit of our performance throughout the contract period. Milestones with corresponding payments are stated in the contracts with customers. We bill for the services we have performed when the milestones reached are accepted by the customer in accordance with the terms of the contract. We recognize the revenues associated with these professional services as we deliver each agreed portion of the services.

For the six months ended June 30, 2020, we had revenue of $7,315,577, as compared to revenue of $5,728,268 for the six months ended June 30, 2019, an increase of $1,587,309, or 27.7%, which was primarily due to revenue generated through our Luokung Location-based services Data Marketing Platform. The implementation of smart city projects have been delayed as a result of the impact of the COVID-19 pandemic.

Operating costs and expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses.

Cost of Revenues

Cost of revenues increased by 38.1% to $6,676,517 for the six months ended June 30, 2020 from $4,835,758 for the six months ended June 30, 2019. The cost of revenues primarily consists of traffic acquisition costs. Our traffic acquisition costs may vary due to a number of factors, the scale, targeted audience and the geography of traffic.

Selling and marketing expense

Our selling and marketing expense mainly include promotional and marketing expenses and compensation for our sales and marketing personnel.

Selling expense totaled $617,839 for the six months ended June 30, 2020, as compared to $770,092 for the six months ended June 30, 2019, a decrease of $152,253 or 19.8%. The decrease was primarily attributable to the decrease in the salaries of approximately $231,000 due to the decrease in number of staff of Marketing department, netted off by increase in copyright fee of approximately $81,000.

General and administrative expense

Our general and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel, rent, fees and expenses for legal, accounting and other professional services.

General and administrative expense totaled $12,561,785 for the six months ended June 30, 2020, as compared to $6,777,839 for the six months ended June 30, 2019, an increase of $5,783,946 or 85.3%. The increase was primarily attributable to the increase in the allowance for doubtful receivables of approximately $5,991,000 and impairment for goodwill of approximately $3,620,000.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel.

Research and development expenses totaled $4,343,682 for the six months ended June 30, 2020, as compared to $3,880,812 for the six months ended June 30, 2019, an increase of $462,870 or 11.9%. The increase was primarily attributable to the increase in the salaries of approximately $471,000 due to the increase in number of staff of the R&D department.

Loss from operations

As a result of the factors described above, for the six months ended June 30, 2020, loss from operations amounted to $16,884,246 as compared to loss from operations of $10,536,233 for the six months ended June 30, 2019, an increase of $6,348,013, or 60.2%.

Other income/expense

Other income/expense primarily includes interest expenses from other loans and foreign currency gains/losses.

For the six months ended June 30, 2020, other expense, net, amounted to $2,017,919 as compared to other expense, net, of $31,494 for the six months ended June 30, 2019, an increase of $1,986,425, or 6,307.3%, which was primarily attributable to an increase in interest expenses of approximately $1,605,000, an increase in foreign currency transaction loss of approximately $187,000 and a decrease in other income of approximately $194,000.

Net loss

As a result of the factors described above, our net loss was $18,902,165 for the six months ended June 30, 2020, compared to net loss of $10,567,727 for the six months ended June 30, 2019, an increase of $8,334,438 or 78.9%.

Foreign currency translation adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company and subsidiaries of LK Technology, MMB and Mobile Media is the U.S. dollar and the functional currency of the Company’s subsidiaries incorporated in China is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries incorporated in China are translated to U.S. dollars using period end rates of exchange for assets and liabilities, and average rates of exchange (for the period) for revenue, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and comprehensive loss. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation gain of $462,022 for the six months ended June 30, 2020, as compared to a foreign currency translation gain of $95,792 for the six months ended June 30, 2019. This non-cash gain had the effect of decreasing our reported comprehensive loss.

Comprehensive loss

As a result of our foreign currency translation adjustment, we had comprehensive loss for the six months ended June 30, 2020 of $18,440,143, compared to comprehensive loss of $10,471,935 for the six months ended June 30, 2019.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. We historically relied on cash flow provided by operations and financing to provide our working capital. At June 30, 2020 and December 31, 2019, we had cash balances of approximately $212,368 and $3,695,687, respectively. The significant portion of these funds are located in financial institutions located in the PRC and will continue to be indefinitely reinvested in our operations in the PRC.

The following table sets forth a summary of changes in our working capital from December 31, 2019 to June 30, 2020:

			December 31, 2019 to June 30, 2020
	June 30, 2020	December 31, 2019	Change	Percentage Change
Working capital (deficit) surplus:
Total current assets	$10,940,245	$40,972,561	$(30,032,316)	(73.3)%
Total current liabilities	29,042,501	30,687,759	(1,645,258)	(5.4)%
Working capital (deficit) surplus:	$(18,102,256)	$10,284,802	$(28,387,058)	(276.0)%

Our working capital deficit increased by $28,387,058 to a working capital deficit of $18,102,256 at June 30, 2020 from a working capital surplus of $10,284,802 at December 31, 2019. This increase in working capital deficit is primarily attributable to a decrease in accounts receivable of $7,234,000, a decrease in other receivables of approximately $19,621,000, which was mainly due to the payment of $21,502,000 to the Company from Geely Technology for the subscription of preferred shares, offset by a decrease in accounts payable of approximately $1,408,000, a decrease in accrued liabilities and other payables of approximately $173,000, a decrease in deferred revenue of approximately $65,000 and a decrease in amounts due to related party of approximately $62,000.

We had incurred negative cash flows from operating activities and net losses for the six months ended June 30, 2020, these matters raise substantial doubt about the Company’s ability to continue as a going concern. In order to continue as a going concern and mitigate our liquidity risk, the Company will need, among other things, additional capital resources. Management’s plans to obtain such resources for the Company include (1) obtaining more sales contracts, (2) proceeds from loans from both unrelated and related parties to provide the resources necessary to fund the development of our business plan and operations, and (3) proceeds from loans from financial institutions and/or existing investors to increase working capital in order to meet capital demands. However, management cannot provide any assurance that the Company will be successful in accomplishing any of these plans.

Cash flows for the six months ended June 30, 2020 compared to the six months ended June 30, 2019

The following summarizes the key components of our cash flows for the six months ended June 30, 2020 and 2019:

	Six Months Ended June 30,
	2020	2019
Net cash used in operating activities	$(3,559,914)	$(4,669,189)
Net cash used in investing activities	(18,404,241)	(10,839)
Net cash provided by financing activities	18,533,819	4,037,543
Effect of foreign exchange rate changes	(52,983)	(59,182)
Net decrease in cash	$(3,483,319)	$(701,667)

Net cash flow used in operating activities was $3,559,914 for the six months ended June 30, 2020 as compared to net cash flow used in operating activities of $4,669,189 for the six months ended June 30, 2019, a decrease of $1,109,275.

Net cash flow used in operating activities for the six months ended June 30, 2020 primarily reflected our net loss of approximately $18,902,000, and the add-back of non-cash items, primarily consisting of depreciation and amortization expense of approximately $3,024,000, impairment for goodwill of approximately $3,620,000, allowance for doubtful receivables of approximately $7,224,000, foreign currency exchange difference of approximately $434,000, loss on disposal of subsidiary of approximately $126,000, gain on derecognition of lease of approximately $41,000, common stock issuance for professional fees of approximately $37,000 and changes in operating assets and liabilities primarily consisting of a decrease in accounts payable of approximately $1,662,000, a decrease in lease liability of approximately $157,000, an increase in accrued liabilities and other payables of approximately $938,000 and a decrease in deferred revenue of approximately $2,795,000, offset by a decrease in accounts receivable of approximately $1,636,000 and a decrease in other receivables and prepayment of approximately $2,957,000.

Net cash flow used in operating activities for the six months ended June 30, 2019 primarily reflected our net loss of approximately $10,568,000, and the add-back of non-cash items, primarily consisting of depreciation and amortization of approximately $3,004,000, allowance for doubtful receivables of approximately $5,214,000, foreign currency exchange difference of approximately $241,000, and changes in operating assets and liabilities primarily consisting of an increase in accounts receivable of approximately $546,000, an increase in other receivable and prepayment of approximately $4,083,000 and a decrease in deferred revenue of approximately $412,000, offset by an increase in accounts payable of approximately $1,806,000 and an increase in accrued liabilities and other payables of approximately $674,000.

Net cash flow used in investing activities was $18,404,241 for the six months ended June 30, 2020 as compared to net cash flow provided by investing activities $10,839 for the six months ended June 30, 2019. During the six months ended June 30, 2020, we made payments for the purchase of property, plant and equipment of approximately $15,000, we made partial payment for the acquisition of Saleya Holdings Limited (“Saleya”) as disclosed in the Form 6K filed on September 13, 2019 of approximately $18,262,000 and the disposal of subsidiary of approximately $126,000. During the six months ended June 30, 2019, we made payments for the purchase of property, plant and equipment of approximately $11,000.

Net cash flow provided by financing activities was $18,533,819 for the six months ended June 30, 2020 as compared to net cash flow provided by financing activities of $4,037,543 for the six months ended June 30, 2019. During the six months ended June 30, 2020, we received loan from Hangzhou Maijie Investment Co., Ltd., a subsidiary of Geely Technology of approximately $21,180,000, offset by repayment to related parties of approximately $2,647,000. During the six months ended June 30, 2019, we received proceeds from investor of approximately $6,000,000, offset by repayment to related parties of approximately $1,962,000.

About Luokung Technology Corp.

Luokung Technology Corp. is one of the leading spatial-temporal big-data processing technology companies and a leading interactive location-based services company in China. It provides integrated DaaS, SaaS, and PaaS services for Internet and Internet of Things of Spatial-Temporal big data based on its patented technology. Based on geographic information systems and intelligent Spatial-Temporal big data, it establishes city-level and industry-level digital twin holographic data models to actively serve smart cities, intelligent transportation, smart industry, LBS. http://www.luokung.com

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report for the fiscal year ended September 30, 2017 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Mr. Jay Yu

Tel: (+86) 10-6506 5217

Email: yujie@luokung.com

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of June 30,	As of December 31,
	2020	2019
Assets
Current assets:
Cash	$212,368	$3,695,687
Accounts receivable, net of allowance for doubtful accounts	2,770,827	10,004,951
Other receivables and prepayment	7,449,817	27,071,241
Amounts due from related parties	507,233	200,682
Total current assets	10,940,245	40,972,561
Non-current assets:
Property and equipment, net	520,990	588,881
Intangible assets, net	44,564,841	47,299,120
Goodwill	8,108,632	11,728,600
Right-of-use assets	548,201	670,604
Other receivables, net (long term)	53,295,445	16,636,403
Total non-current assets	107,038,109	76,923,608
TOTAL ASSETS	117,978,354	117,896,169
Liabilities
Current liabilities:
Accounts payable	2,906,516	4,314,162
Accrued liabilities and other payables	23,524,212	23,697,143
Deferred revenue	2,002,100	2,067,357
Lease liabilities – current portion	494,797	431,995
Amounts due to related parties	114,876	177,102
Total current liabilities	29,042,501	30,687,759
Non-current liabilities:
Lease liabilities – non-current portion	133,683	296,481
Accrued liabilities and other payables (long term)	34,089,075	32,938,926
Total non- current liabilities	34,222,758	33,235,407
TOTAL LIABILITIES	63,265,259	63,923,166

Commitments and contingencies

Shareholders’ Equity

Share capital
Preferred stock, $0.01 par value; 22,794,872 shares authorized, issued and outstanding at June 30, 2020 and December 31, 2019	227,949	227,949
Common stock, $0.01 par value; 500,000,000 shares authorized; 212,280,126 shares issued and outstanding at June 30, 2020; Common stock, $0.01 par value; 209,081,533 shares issued and outstanding at December 31, 2019	2,122,802	2,090,816
Additional paid-in capital	143,240,440	124,092,191
Accumulated deficit	(92,208,785)	(73,376,872)
Accumulated other comprehensive income	1,827,962	1,372,074
Total equity attributable to owners of the company	55,210,368	54,406,158
Non-controlling interest	(497,273)	(433,155)

Total Shareholders’ Equity	54,713,095	53,973,003

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$117,978,354	$117,896,169

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Six Months Ended
	June 30,
	2020	2019

Revenues	$7,315,577	$5,728,268
Less: Operating costs and expenses:
Cost of revenues	6,676,517	4,835,758
Selling and marketing	617,839	770,092
General and administrative	12,561,785	6,777,839
Research and development	4,343,682	3,880,812
Total Operating costs and expenses	24,199,823	16,264,501
Loss from operations	(16,884,246)	(10,536,233)
Other income (expense):
Interest expense	(1,625,821)	(20,488)
Foreign exchange losses, net	(439,326)	(252,477)
Other income, net	47,228	241,471
Total other expense, net	(2,017,919)	(31,494)
Loss before income taxes	(18,902,165)	(10,567,727)
Income taxes	-	-
Net loss	$(18,902,165)	$(10,567,727)
Less: Net loss attributable to the non-controlling interest	70,252	40,489
Net loss attributable to owners of the Company	$(18,831,913)	$(10,527,238)
Comprehensive loss:
Net loss	(18,902,165)	(10,567,727)
Other comprehensive income:
Foreign currency translation adjustment	462,022	95,792
Comprehensive loss	$(18,440,143)	$(10,471,935)
Less: Comprehensive loss attributable to the non-controlling interest	(6,134)	39,936
Comprehensive loss attributable to owner of the company	$(18,446,277)	$(10,431,999)
Net loss per ordinary share:
Basic and Diluted	$(0.09)	$(0.05)

Weighted average number of ordinary shares outstanding Basic and Diluted	211,365,515	200,223,114

LUOKUNG TECHNOLOGY CORP. AND SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Six Months Ended
	June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(18,902,165)	$(10,567,727)
Depreciation and amortization	3,023,748	3,004,225
Foreign currency exchange difference	433,870	241,269
Increase in allowance for doubtful accounts	7,223,875	5,213,811
Impairment for goodwill	3,619,968	-
Loss on disposal of Subsidiary	126,373	-
Gain on derecognition of lease	(40,933)	-
Common stock issuance for professional fee	37,417	-
Impairment of PPE	-	553
Changes in assets and liabilities
Accounts receivable	1,636,010	(546,313)
Other receivables and prepayment	2,957,066	(4,082,861)
Deferred revenue	(2,795,260)	(412,161)
Accounts payable	(1,661,641)	1,806,174
Change in lease liability	(156,647)	-
Accrued liabilities and other payables	938,405	673,841
Net cash used in operating activities	(3,559,914)	(4,669,189)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(15,488)	(10,839)
Partial payment made for acquisition of a subsidiary	(18,262,379)
Disposal of subsidiary	(126,374)
Net cash used in investing activities	(18,404,241)	(10,839)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment to related parties	(2,646,638)	(1,962,457)
Proceeds from issuance of debt	21,180,457	6,000,000
Net cash provided by financing activities	18,533,819	4,037,543

Effect of foreign exchange rate changes	(52,983)	(59,182)

Net decrease in cash	(3,483,319)	(701,667)
Cash at beginning of year	3,695,687	1,192,218

Cash at end of period	$212,368	$490,551

Supplemental cash flow disclosures:
Interest paid	1,625,821	20,488
Income taxes paid	-	-
Non- cash transaction:
Share based compensation	37,417	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date December 31, 2020	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer